UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-69210

QUESTAR GAS COMPANY

(Exact name of registrant as specified in its charter)

333 South State Street

Salt Lake City, Utah 84145-0433

(801) 324-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.20% Notes due 2038

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of records as of the certification date:

7.20% Notes due 2038: fewer than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Questar Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2019	By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer